THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**
Admitted only in California*
Admitted only in Utah**

October 10, 2007

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Robert S. Littlepage, Jr.

Re:	World Am, Inc..
Item 4.02 Form 8-K
Filed October 2, 2007
File No. 000-30639

Dear Mr. Littlepage:

We herein provide the following responses to your comment letter dated October 3, 2007, regarding the above-listed form for World Am, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response.

1.
Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose the amounts of the errors affecting each financial statement line items or disclose, at least, an estimated range of the value of the errors you have discovered to date that resulted in your determination that the financial statements for the three-month and six-month periods ended June 30, 2007 should no longer be relied upon. Refer to Instructions to Item 4.02(a)(2) of Form 8-K.

The Company will be filing a First Amended Form 8-K/A, which will include an exhibit, in tabular format, that outlines the originally reported amount, the adjustments, and the correct restated amount for all affected categories in the Company’s condensed consolidated financial statements contained in the Company’s Quarterly Report on Form 10-QSB,, which include the condensed consolidated balance sheet as of June 30, 2007, the condensed consolidated statement of operations for the three and six months ended June 30, 2007 and for the period from March 2, 2005 (inception) through June 30, 2007, and the condensed consolidated statements of cash flows for the six months ended June 30, 2007 and for the period from March 2, 2005 (Inception) through June 30, 2007.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

WDAM RESPONSE TO SEC 8-K COMMENTS 10 3 07 (00026044-3)

M. Robert S. Littlepage, Jr.
U.S. Securities and Exchange Commission
October 10, 2007
Page

Company’s Statements

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.